Exhibit 99.1

Alithya reports strong revenue growth and improved margins

in its F2019 3rd quarter

The Company’s Build-and-Buy strategy continues to pay off with the last acquisition of Edgewater Technology strongly contributing

•	Revenues up by 44% to $58.2 million for the quarter ended December 31, 2018, reflecting only 2 months from the acquisition of Edgewater Technology

•	Gross margin as a percentage of revenues increased to 28.4%, as a result of the Company’s strategy to focus on higher value-added segments

•	Adjusted EBITDA lower, mainly due to recurring and non-recurring additional expenses associated with the acquisition and new public listing

•	Solid underlying business with strong bookings at government and private sector customers

•	Several new bookings from joint business opportunities as a result of cross-selling initiatives

•	Integration of Edgewater progressing as planned, with adjusted EBITDA already positive in F2019 Q3

•	Net debt of only $6.7 million at quarter end

•	Closing of a new $60 million revolving credit facility to support new acquisitions

MONTREAL, QUEBEC (February 14, 2019) – Alithya Group inc. (TSX: ALYA) (NASDAQ: ALYA) (“Alithya” or the “Company”), a leader in strategic consulting and digital transformation with 2,000 highly skilled professionals and offering business solutions across Canada, the USA and Europe, reported today its results for the third quarter of fiscal 2019 and the first nine months ended December 31, 2018. The release constitutes the first disclosure of consolidated financial results by Alithya since the announcement of the acquisition of Edgewater Technology, Inc. (“Edgewater”) by Alithya on November 1, 2018, and the listing of the latter on the NASDAQ and TSX on November 2, 2018. All amounts are in Canadian dollars unless otherwise stated.

Summary of the financial results of the F2019 3rd quarter

Financial Highlights (in thousands of $, except per share information and margin)	F2019-Q3	F2018-Q3	YTD F2019-Q3	YTD F2018-Q3
Revenues	58,168	40,406	136,835	118,829
Gross Margin	16,546	9,567	33,685	25,464
Gross Margin (%)	28.4%	23.7%	24.6%	21.4%
Adjusted EBITDA(1)	1,325	3,191	3,982	8,278

(1)	This is a non-IFRS financial measure. Please refer to the “Non-IFRS Measures” section at the end of this press release and in the MD&A.

“We are proud to report our first consolidated results as a public company. With only two months of contribution in the quarter, the impact of the transformational acquisition of Edgewater Technology (Alithya USA) was already significant to our revenues, margin and adjusted EBITDA. The full potential of the platform created with this acquisition will be more apparent in the next few quarters as we capture the full benefits of the operational synergies and continue to leverage cross-selling opportunities”, said Paul Raymond, CEO of Alithya.

“Over and above the financial results, what encourages us the most is the concrete new business opportunities that arose from the combination of our two companies. In fact, in a very short period of time, we gained new contracts in Canada thanks to the additional expertise we can now provide. Other opportunities are also in the pipeline as a result of sales synergies in ERP, CRM, EPM and of our expanded digital expertise.”

“We have now achieved a scale allowing us to target larger projects. All these factors combined will help us drive forward to reach our higher margin goals and accelerated revenue growth. We are excited about the future and our capacity to deliver solid returns to our shareholders,” concluded Mr. Raymond.

Third Quarter Results

Revenues amounted to $58.2 million for the three months ended December 31, 2018, a $17.8 million increase, or 44.0%, from $40.4 million for the same period last year. The two months of revenues of Alithya USA accounted for $18.0 million of the increase. Although revenues in other operations grew in most geographies as a result of new clients and projects, this growth was offset by slowdowns or delayed starts in a few projects, which we expect to recover, and by continued reduction of lower margin business. Net payrolling revenues decreased by $0.2 million, in line with management strategy.

Revenues from Canada, the United States and Europe represented 64.9%, 28.2% and 6.9% of total revenues in the third quarter of fiscal 2019. For the same period last year, Canada and Europe represented 92.9% and 7.1%, respectively.

Gross margin increased by $6.9 million, or 73.0%, to $16.5 million for the three months ended December 31, 2018 from $9.6 million for the same period last year. Alithya USA accounted for $7.4 million of the increased gross margin (two months only), offset by a $0.3 million decrease in gross margin due to a slowdown in certain projects and a $0.2 million decrease in net payrolling revenues. Gross margin as a percentage of revenues increased to 28.4% for the three months ended December 31, 2018, from 23.7% for the same period last year. The increase in gross margin as a percentage of revenues reflects management’s long-term strategy to transition the business towards higher value added revenue streams.

Selling, general and administrative expenses totaled $16.6 million for the three months ended December 31, 2018, an increase of $8.6 million, from $8.0 million for the same period last year. Alithya USA accounted for $7.2 million of the increased expenses. The remainder of the increase was primarily associated to increased corporate headcount in order to manage adequately the additional obligations related to being a public company.

Adjusted EBITDA amounted to $1.3 million for the three months ended December 31, 2018, representing a decrease of $1.9 million, or 58.6%, from $3.2 million for the same period last year. The positive contribution from Alithya USA was offset by a combination of recurring and non-recurring expenses related to being a public company and expanding the business. Adjusted EBITDA Margin was 2.3% for the three months ended December 31, 2018, compared to 7.9% for the same period last year.

Net loss for the three months ended December 31, 2018 was $5.4 million or $0.12 per share, an increase of $4.8 million, from $0.6 million or $0.02 per share for the same period last year. For the quarter, lower Adjusted EBITDA, as well as increased business acquisition costs, amortization of intangibles and severance were offset by decreased share-based compensation, planned ERP implementation costs and increased income tax recovery when compared with the same quarter last year.

Nine-Month Results

Revenues totaled $136.8 million for the nine months ended December 31, 2018, an $18.0 million increase, or 15.2%, compared to $118.8 million for the same period last year. The increased revenues were attributed to Alithya USA. Although revenues in other operations grew in most geographies as a result of new clients and projects, this growth was offset by slowdowns or delayed starts in a few projects, which we expect to recover, and by continued reduction of lower margin business. Net payrolling revenues decreased by $0.3 million, but were compensated by a similar increase in higher margin revenues from billable permanent employees and subcontractors.

Revenues from Canada, the United States and Europe represented 80.8%, 12.0% and 7.2% of total revenues in the first nine months of 2019. For the same period last year, Canada and Europe represented 93.6% and 6.4%, respectively.

Adjusted EBITDA amounted to $4.0 million for the nine months ended December 31, 2018, representing a decrease of $4.3 million, or 51.9%, from $8.3 million for the same period last year. The positive contribution from Alithya USA was offset by a combination of recurring and non-recurring expenses related to being a public company and expanding the business. Adjusted EBITDA Margin was equal to 2.9% for the nine months ended December 31, 2018, compared to 7.0% for the same period last year.

As at December 31, 2018 Alithya had $15.4 million in cash and a total debt of $22.1 million, including long-term debt, the current portion of long-term debt and the line of credit. As a result, the net debt position was $6.7 million at the end of the third quarter. On January 22, 2019, Alithya entered into a $60.0 million senior secured revolving credit facility with a banking syndicate led by Bank of Nova Scotia and including Desjardins Capital Markets. This credit facility replaced the previous one and can be drawn in Canadian or US dollars.

Net loss for the nine months ended December 31, 2018 was $9.7 million or $0.30 per share, an increase of $5.9 million, from $3.8 million or $0.15 per share for the same period last year. For the period, lower Adjusted EBITDA, as well as increased business acquisition costs, amortization of intangibles and severance were offset by decreased share-based compensation, planned ERP implementation costs and increased income tax recovery when compared with the same quarter last year.

Private Placement

On October 30, 2018 Alithya Canada closed its previously announced bought deal private placement where an aggregate of 11,736,055 subscription receipts were issued at a price of $4.50 per subscription receipt (the “Offering”) for estimated gross proceeds of approximately $52.8 million. Each subscription receipt automatically converted into an Alithya Canada common share prior to the closing of the business combination, and then exchanged for one Subordinate Voting Share upon closing of the business combination. The net proceeds of the Offering will be used to reduce indebtedness, fund future growth initiatives and for general corporate purposes.

Outlook provided at the time of the Edgewater acquisition

At the time of the Edgewater acquisition, Management communicated its objective of generating revenues in the range of $300 million to $320 million and annualised adjusted EBITDA in the range of $22 million to $24 million, in the year following closing, on a pro forma basis, and it remains comfortable with that outlook, as synergies stemming from the acquisition materialize.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward looking statements” within the meaning of the United States Private Securities Legislation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include, but are not limited to, statements with respect to Alithya expectations regarding future growth and the results of operations, performance and business prospects of Alithya. Forward-looking information and statements relate to, among other things, Alithya objectives and the strategies to achieve these objectives, as well as information with respect to Alithya beliefs, plans, expectations, anticipations, estimations and intentions, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions. Forward-looking information and statements often but not always use words such as “pro forma,” “anticipates,” “expects,”

“intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “look forward,” “guidance,” and the negative of these terms or other comparable or similar terminology or expressions often identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of Alithya, and which give rise to the possibility that actual results could materially differ from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These factors include but are not limited to the risk factors disclosed in the Management’s Discussion and Analysis of Alithya Group dated February 13, 2019 (the “MD&A”) and available on SEDAR at www.sedar.com.

In addition, if any of the assumptions or estimates made by management prove to be incorrect, actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Such assumptions include, but are not limited to, the assumptions set out in the MD&A. Accordingly, prospective purchasers are cautioned not to place undue reliance on such statements. Forward-looking information and statements in this news release are qualified by these cautionary statements. Unless otherwise stated, the forward-looking information and statements contained in this press release are made as of the date hereof and Alithya expressly disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. Although we believe the assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this press release, readers are cautioned not to place undue reliance on these forward-looking information or statements.

Non-IFRS Measures

This press release includes certain measures which have not been prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. Please refer to the Management’s Discussion and Analysis for the quarter ended December 31, 2018 for further details.

Conference call

Alithya will hold a conference call to discuss these results on February 19, 2019, at 9:00 AM Eastern Time. Interested parties can join the call by dialing 1-647-788-4922 (Toronto or overseas) or 1-877-223-4471 (elsewhere in North America). Parties unable to call in at this time may access a recording by calling 1-800-585-8367 and entering the passcode 3779512. This recording will be available on Tuesday, February 19, 2019 as of 1:30 PM Eastern Time until 11:59 PM Eastern Time on Tuesday, February 26, 2019.

About Alithya Group

Alithya Group inc. is a leader in strategic consulting and digital transformation in North America. Founded in 1992, the Company employs approximately 2,000 professionals in Canada, the United States and Europe. Alithya’s integrated offering is based on the pillars of expertise: strategy services, Microsoft and Oracle cloud technologies and custom digital solutions. Its clients are active primarily in the financial, investment and insurance, energy, manufacturing, retail and distribution, professional services, telecommunications, transportation, healthcare and government sectors. Alithya is an advocate for workforce diversity. As such, the firm is a member of the 30% Club, which encourages the participation of women in management roles, and is implementing immigrant-friendly recruiting initiatives. To learn more, go to www.alithya.com

Source:

Gladys Caron

Vice President, Communications and Investor Relations

514 285-5552 # 2891

514 506-0654

gladys.caron@alithya.com

Note to readers: Management’s Discussion and Analysis, the condensed interim consolidated financial statements and notes thereto for the third quarter ended December 31, 2018 are available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov/edgar and on the Company’s website at www.alithya.com.